Caledonia Mining Purchases Blanket Mine

Toronto, Ontario – June 20, 2006: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and LSE AIM: CMCL) is pleased to announce that it has purchased the Blanket Mine in Zimbabwe from Kinross Gold Corporation (“Kinross”) of Toronto.  The conditions of the agreement which required that the transaction be approved by the Reserve Bank of Zimbabwe have now been fulfilled.  Although the agreement was signed May 12, 2006 the transaction is effective as at April 1, 2006.  The consideration for the purchase was the payment to Kinross of $1,000,000 (U.S.) and the issue of 20,000,000 Caledonia shares.

The Blanket Mine is located in the southwest of Zimbabwe and was acquired by Kinross from Falconbridge Gold Corporation in 1993. The mine is 560km from Harare the capital city, and 150km from Bulawayo, Zimbabwe’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, the province in which Blanket Mine is located, is 16 kilometres from the mine.

The mine has been producing gold since the time of the ancients. Notable production commenced at the beginning of the 20th century. Total historical production of gold from the Blanket Mine reportedly passed 1,000,000 ounces in 2005.

Blanket Mine currently mills 600 tonnes per day of underground ore at an average grade of 4.1 grams per tonne and currently produces an average of 2,100 ounces of gold per month.  A US$2.5 million project to complete the new No. 4 shaft and increase milling throughput to 1,000 tonnes per day and gold production to over 40,000 ounces per year, is proposed to be completed by mid 2007.

The Reserve and Resource data reported to Canadian standards by the mine staff as at the end of December 2005 are:

Mineral Reserves

Classification	Reserves (Tonnes)	Gold Grade	Content Kgs	Content Ounces
Proven Ore	1,118,000	4.19	4,684	150,700
Probable Ore	2,105,000	4.27	8,988	288,900
Total Proven and Probable Ore	3,223,000	4.24	13,673	439,600

Mineral Resources

	Resources (Tonnes)	Gold Grade	Content Kgs	Content Ounces
Indicated	431,000	4.06	1,750	56,200
Inferred	2,064,000	6.31

*The mineral resources figures are not included in the mineral reserve figures.

Dr Trevor Pearton, PhD, FGSSA., Caledonia’s Geological Consultant, is Caledonia’s "Qualified Person" with respect to the Blanket Mine property for the purposes of Canadian National Instrument 43-101.

Blanket Head Frame	Blanket Metallurgical Plant

Commenting on this transaction, Stefan Hayden, President and CEO of Caledonia, said “This acquisition is an important step in reaching Caledonia’s objective of developing its asset base into a significant diversified international mining company through profitable gold production. The acquisition of this high class low cost gold producing asset, the development of our Nama cobalt property, and our successful PGE, nickel and copper exploration activities underline our focus on Southern Africa and should rapidly begin to add shareholder value.  The greenstone gold deposits found in Zimbabwe are our specialty, and provide considerable opportunity for the further expansion of our gold mining and production interests.

I am delighted that we are able to retain the current management team, in particular Mr Caxton Mangezi who has been appointed as our General Manager – Zimbabwe, and Mr Peter Dell who has been appointed CFO – Zimbabwe.  Together with the highly skilled and motivated Blanket management team they will continue to ensure the Blanket operations run, as they have in past, with great efficiency, and provide Caledonia with a solid management basis for the expansion of Blanket and our interests. This transaction will benefit both the employees of Blanket and the local communities around the mine, and Caledonia welcomes Kinross as a shareholder in our growing African mining company.”

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Corp. Tel: +27 (0)11 447 2499	Nick Bias BuckBias Tel: +44 (0)7887 920 530

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.